UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces First Quarter 2025 Results for
Production and Volume Sold per Metal

Lima, Peru, April 16, 2025 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 1Q25 results for production and volume sold.

Production per Metal

	Three Months Ended March 31, 2025	2025 Guidance (1)
Gold ounces produced
El Brocal	4,627	15.5k - 18.5k
Orcopampa	14,295	45.0k - 50.0k
Tambomayo	3,034	12.5k - 15.5k
Julcani	1,880	7.5k - 9.5k
La Zanja	4,082	18.0k - 21.0k
San Gabriel (4)	-	10.0k - 15.0k
Total Direct Operations (2)	27,918	108.5k - 129.5k
Coimolache	13,343	50.0k - 55.0k
Total incl. Associated (3)	31,483	122.6k - 144.4k

Silver ounces produced
El Brocal	437,733	1.1M - 1.4M
Uchucchacua	452,176	2.7M - 3.2M
Yumpag	2,275,799	7.3M - 7.8M
Orcopampa	5,109	-
Tambomayo	161,393	1.2M - 1.5M
Julcani	339,744	1.5M - 1.8M
La Zanja	6,682	-
Total Direct Operations (2)	3,678,636	13.8M - 15.7M
Coimolache	89,568	0.2M - 0.3M
Total incl. Associated (3)	3,545,714	13.5M - 15.3M

Lead metric tons produced
Uchucchacua	3,127	16.0k - 18.0k
Tambomayo	503	-
Julcani	127	0.8k - 1.0k
Total Direct Operations (2)	3,757	16.8k - 19.0k

Zinc metric tons produced
Uchucchacua	5,272	23.0k - 26.0k
Tambomayo	527	1.0k - 1.3k
Total Direct Operations (2)	5,799	24.0k - 27.3k

Copper metric tons produced
El Brocal	12,063	55.0k - 60.0k
Julcani	119	-
Tambomayo	16	-
Total Direct Operations (2)	12,198	55.0k - 60.0k

1.	2025 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of April 2025.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
4.	4Q25 targeted production initiation remains unchanged, subject to final permitting and required approvals

Volume Sold per Metal

Three Months Ended March 31, 2025
Gold ounces sold
El Brocal	2,668
Orcopampa	14,746
Tambomayo	2,691
Julcani	1,674
La Zanja	4,633
Total Direct Operations (1)	26,412
Coimolache	11,430
Total incl. Associated (2)	29,965

Silver ounces sold
El Brocal	359,921
Uchucchacua	496,799
Yumpag	2,187,357
Orcopampa	6,483
Tambomayo	145,701
Julcani	320,277
La Zanja	24,865
Total Direct Operations (1)	3,541,403
Coimolache	78,726
Total incl. Associated (2)	3,434,146

Lead metric tons sold
Uchucchacua	2,936
Yumpag	39
Tambomayo	386
Julcani	109
Total Direct Operations (1)	3,470

Zinc metric tons sold
Uchucchacua	4,362
Tambomayo	432
Total Direct Operations (1)	4,794

Copper metric tons sold
El Brocal	11,324
Tambomayo	66
Julcani	9
Total Direct Operations (1)	11,400

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.

Average realized prices(1)(2)

Three Months Ended March 31, 2025
Gold (US$/Oz)	2,943
Silver (US$/Oz)	32.22
Lead (US$/MT)	1,893
Zinc (US$/MT)	2,812
Copper (US$/MT)	9,292

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo:

•	Gold and silver production slightly exceeded projections for the first quarter 2025, primarily due to higher than expected ore volumes processed.
•	Zinc and lead production also exceeded expectations due to increased processed ore volumes and higher-than-anticipated ore grades from stopes in the bottom section of the mine.

Orcopampa:

•	1Q25 gold and silver were in line with expectations.

La Zanja:

•	1Q25 gold production was in line with expectations.
•	Silver production exceeded 1Q25 projections due to higher than anticipated solubility.

Coimolache:

•	1Q25 gold production was in line with expectations.
•	Silver production exceeded 1Q25 projections due to higher than anticipated silver grades.

Julcani:

•	Silver output for 1Q25 was below estimates, primarily due to lower processed volumes from the Achilla area, as well as reduced grades from the Estela area as a result of increased dilution resulting from softer ground in the majority of the new stopes.
•	Gold production was in line with expectations.

Uchucchacua:

•	Silver production was in line with 1Q25 expectations.
•	Lead and zinc output did not meet guidance due to lower-than-expected grades, attributable to changes in the mining sequence and softer ground that resulted in higher dilution.

Yumpag:

•	Silver production exceeded 1Q25 projections, driven by higher grades from early access to high-grade stopes.

El Brocal:

•	Copper and gold production was in line with expectations for 1Q25.
•	Silver production outperformed guidance, due to higher than budgeted silver grades as part of a short-term plan prioritizing mining blocks with high silver content.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: April 16, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer